UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2012

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku,

Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on May 29, 2012 regarding Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: May 30, 2012	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)

Notes: 1.	This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

2.	Regarding nonresident shareholders, if you wish to exercise your voting rights, please instruct your custodians, nominees or brokers accordingly in advance of the date of the Ordinary General Meeting of Shareholders.

May 29, 2012

Dear Shareholders:

Notice of Convocation of the

143rd Ordinary General Meeting of Shareholders

of Komatsu Ltd.

Komatsu Ltd.

*	Notes to Consolidated Statutory Report and Notes to Non-Consolidated Statutory Report have been posted separately on our website (http://www.komatsu.co.jp/).

Information in English has been posted on our English website (http://www.komatsu.com).

To All Our Shareholders

I would like to extend our sincere appreciation to our valued shareholders for their understanding and support of the Komatsu Group.

More than one year has now passed since the occurrence of the Great East Japan
Earthquake. While praying for the earliest possible recovery, we at the Komatsu
Group will continue our projects to assist the restoration and reconstruction.

Please be advised that the 143rd Ordinary General Meeting of Shareholders of
Komatsu Ltd. will be held on Wednesday, June 20. Your attendance at the meeting is cordially requested.

Please find enclosed for your review an overview of fiscal year ended March 31,
2012 and a report of future initiatives.

May 2012

President and Representative Director, and CEO

“The Komatsu-no-Mori” was opened in May 2011 at the site of the former Komatsu Plant. Science classes for children are held at “the Waku-waku Komatsu kan” at “the Komatsu-no-Mori.” (2 photos at right)

NOTICE OF CONVOCATION OF THE

ONE HUNDRED AND FORTY-THIRD (143RD)

ORDINARY GENERAL MEETING OF SHAREHOLDERS

OF KOMATSU LTD.

Securities Code: 6301

May 29, 2012

Dear Shareholders:

Please be advised that the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested.

If you are unable to attend the above Meeting in person, it would be very appreciated if you could exercise voting rights by conventional postal delivery or via the Internet. Please check the “Reference Materials for the General Meeting of Shareholders” (pages 43 to 52) and exercise your voting rights.

Sincerely,

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku, Tokyo

Details

1. Date and Time:	Wednesday, June 20, 2012 at 10:00 a.m. (Japan Time)

2. Place:	West Hall 1, West Exhibition Hall, Tokyo Big Sight 11-1, Ariake 3-chome, Koto-ku, Tokyo

3. Purpose:

Items to Be Reported

(1)	The Business Report and the Consolidated Statutory Report for the 143rd fiscal year (April 1, 2011 – March 31, 2012), as well as the Accounting Auditors’ Report and the Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 143rd fiscal year (April 1, 2011 – March 31, 2012).

Items to Be Resolved

Item 1:	Appropriation of Surplus

Item 2:	Election of Ten (10) Directors

Item 3:	Election of One (1) Corporate Auditor

Item 4:	Payment of Bonuses for Directors

Item 5:	Revision of the Amount of Remuneration for Corporate Auditors

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

4. Matters Related to the Exercise of Voting Rights

(1)	Exercising voting rights by conventional postal delivery Please indicate “for” or “against” for each agenda item shown on the enclosed Card for Exercising Voting Rights, and return it via the conventional postal delivery system. The mail must be delivered to the Company by 5:45 p.m. on Tuesday, June 19, 2012 (Japan Time) for exercising voting rights.

(2)	Exercising voting rights via the Internet Please carefully access the website (http://www.evote.jp/) designated by the Company, follow the directions on the screen, and indicate “for” or “against” for each agenda item. Voting must be performed by 5:45 p.m. on Tuesday, June 19, 2012 (Japan Time) for exercising voting rights. Institutional investors can utilize the electronic platform for exercising voting rights, which is operated by ICJ, Inc.

(3)	Handling of duplicated voting If you exercise your voting rights twice, both by conventional postal delivery and via the Internet, the voting via the Internet shall prevail regardless of the arrival date of the mailed vote. In the case of multiple voting via the Internet, the last voting shall prevail.

(4)	Diverse exercise of voting rights If you diversely exercise your voting rights, you are required to notify the Company the details and the reasons for this in writing.

Notes:

1.	In the event that you attend in person, please submit the enclosed Card for Exercising Voting Rights at the reception.
2.	Information regarding the items listed below is not contained within this document, entitled “Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd.” In accordance with relevant laws and regulations and with Article 16 of the Articles of Incorporation, such information in Japanese has been posted separately on our website (http://www.komatsu.co.jp/).
1)	Notes to Consolidated Statutory Report
2)	Notes to Non-Consolidated Statutory Report

The Consolidated Statutory Report and the Non-Consolidated Statutory Report audited by the Accounting Auditors and the Board of Corporate Auditors include, in addition to each statement contained within this document, entitled “Notice of Convocation of the 143rd Ordinary General Meeting of Shareholders of Komatsu Ltd.,” the Notes to Consolidated Statutory Report and the Notes to Non-Consolidated Statutory Report in Japanese that have been posted on our website (http://www.komatsu.co.jp/).

*Information in English has been posted on our English website (http://www.komatsu.com).

3.	Please note that any changes in the matters described in Reference Materials for the General Meeting of Shareholders, Business Report, Non-Consolidated Statutory Report, and Consolidated Statutory Report in Japanese will be posted on our website (http://www.komatsu.co.jp/).

*Information in English will be posted on our English website (http://www.komatsu.com).

4.	Aiming to showcase the leading-edge technologies and the CSR activities of the Komatsu Group, we plan to set up an exhibition space that shareholders can visit after the General Meeting of Shareholders. Please refer to the back page of this document for details.

Attached Documents

Business Report

(April 1, 2011—March 31, 2012)

1. Current Conditions of Komatsu

(1) Assistance efforts for restoration and reconstruction of the regions devastated by the Great East Japan Earthquake and tsunami

In response to the massive destruction caused by the Great East Japan Earthquake and tsunami on March 11, 2011, the Komatsu Group established the Tohoku Operation Department in Sendai, Miyagi prefecture in April of the same year in order to accurately provide specific assistance which has been needed in the damaged regions. Mainly under the leadership of the Department, we have continued our assistance, equivalent to JPY 2 billion, including free-of-charge lending of construction equipment, forklift trucks, prefabricated structures for use as temporary shelters and other equipment, donation of prefabricated structures for use as clinics, nursery schools and other facilities, as well as scholarships for college students who have been adversely affected by this disaster. About 670 Komatsu Group employees in 55 business bases in Iwate, Fukushima and Miyagi prefectures have been delivering construction equipment promptly, which is indispensable for reconstruction of the disaster-stricken regions, by carefully monitoring the local needs. At the same time, they have also been concerting top-priority efforts in machine maintenance service so that construction equipment will keep working at all needed jobsites. Concerning the Fukushima Dai-Ichi nuclear disaster, Komatsu-made radio-controlled construction equipment has been deployed on the power station site which has been exposed to a high degree of radioactivity. It is also projected that our ICT-intensive construction technologies (for automation of construction sites) will be used to remove radioactive soil. The Komatsu Group will continue to engage in group-wide assistance activities for reconstruction of the devastated regions.

(2) Outline of Operations and Business Results

Under the “Global Teamwork for Tomorrow” mid-range management plan for three years, to be completed in the fiscal year ending March 31, 2013, Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) are focusing efforts on 1) promotion of ICT (Information and Communication Technology) applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability.

In the construction, mining and utility equipment business, during the fiscal year under review (from April 1, 2011 to March 31, 2012), while demand for construction equipment dropped drastically in China, that in other Strategic markets and Traditional Markets increased, compensating for the sharp decline in China. In the mining equipment sector, demand for new equipment, parts and service all remained strong. Sales increased from the previous fiscal year, partly reflecting the fact that Komatsu was able to quickly recover production to the normal conditions from the adverse effects brought about by the Great East Japan Earthquake and tsunami and accurately capture an increase in demand. In the industrial machinery and others business, while sales of wire saws declined from the previous fiscal year, sales of presses, machine tools and other products increased, and during the fiscal year under review, Gigaphoton Inc. became a consolidated subsidiary. As a result, sales of the industrial machinery and others business grew from the previous fiscal year. Consolidated sales increased by 7.5% from the previous fiscal year, to JPY 1,981.7 billion (USD 24,168 million at USD =JPY 82). With respect to profits, while the Japanese yen appreciated against the U.S. dollar, Euro and Renminbi more than the previous fiscal year, Komatsu expanded the volume of sales, while placing continuous efforts to improve selling prices and production costs, in particular. As a result, operating income reached JPY 256.3 billion (USD 3,126 million), registering an increase of 15.0% from the previous fiscal year, and operating income ratio of 12.9%, up 0.8 percentage points from the previous fiscal year. Income before income taxes and equity in earnings of affiliated companies advanced by 13.6% to JPY 249.6 billion (USD 3,044 million). Net income attributable to Komatsu Ltd. also improved by 10.8% to JPY 167.0 billion (USD 2,037 million).

[Markets as Positioned by Komatsu]

Traditional Markets	Japan, North America and Europe
Strategic Markets	China, Latin America, Asia, Oceania, Africa, Middle East and CIS

Consolidated Results for the Fiscal Year Under Review

	143rd Fiscal Year (April 2011 – March 2012)	Changes From 142nd Fiscal Year
Net sales	JPY 1,981.7 billion	7.5%
Operating income	JPY 256.3 billion	15.0%
Income before income taxes and equity in earnings of affiliated companies	JPY 249.6 billion	13.6%
Net income attributable to Komatsu Ltd.	JPY 167.0 billion	10.8%

Note:	The Consolidated Statutory Report of the Company is prepared in accordance with Article 120-2 Paragraph 1 of the Corporate Accounting Regulations of Japan and the method of preparation conforms to the accounting principles generally accepted in the United States of America (hereinafter “U.S. GAAP”) in terms of terminology and format.

Business results by operations are described below.

Consolidated Sales by Operation

Segment	143rd Fiscal Year	Changes From 142nd Fiscal Year
Construction, Mining and Utility Equipment	JPY 1,739.3 billion	7.7%
Industrial Machinery and Others	JPY 242.4 billion	6.6%
Total	JPY 1,981.7 billion	7.5%

1) Construction, Mining and Utility Equipment

While demand for construction equipment sharply dropped in China as adversely affected by the government’s credit squeeze measure, demand expanded in other Strategic markets and the Traditional Markets of Japan, North America and Europe from the previous fiscal year. With respect to mining equipment, demand for new equipment remained brisk against the backdrop of skyrocketing prices of commodities. Komatsu also boosted parts sales and service revenues. As a result, sales of construction, mining and utility equipment increased by 7.7% from the previous fiscal year, to JPY 1,739.3 billion (USD 21,212 million).

Komatsu concerted continuous efforts to improve selling prices by capitalizing on its integrated capability with products, service, marketing and production. Komatsu also continued to improve production costs, as represented by the 30% productivity improvement campaign which we have been promoting for Japanese plants since the Lehman Shock. Through these measures, Komatsu further strengthened its high-profitability corporate foundation, capable of flexibly responding to foreign exchange and market demand fluctuations. With respect to products, Komatsu worked to launch new HB205 and 215LC hybrid hydraulic excavators outside of Japan, while working to expand sales of new emission standards-compliant models in North America and Europe.

<Japan>

Demand for construction equipment increased steadily, reflecting the following two factors. First, the number of used equipment in surplus exported from Japan, which had outnumbered demand for new equipment since around 2000, has declined to a stable figure. Second, demand for new equipment increased, particularly from rental companies for use in reconstruction of the earthquake and tsunami-devastated regions. As a result, sales improved from the previous fiscal year. In addition to quickly restarting operations of Komatsu Group’s branches which were destroyed, Komatsu opened the Tohoku Service Center of the Tohoku Operation Department and the Miyagi center of Komatsu Safety Training Center Ltd. Through these measures, Komatsu worked to reinforce sales and service operations which should backup reconstruction projects in the disaster-stricken Tohoku region.

<Americas>

In North America, where recovery of demand in the housing sector was still lacking in momentum, demand for equipment remained strong in the rental, energy development, and mining industries. By capturing this growth in demand, Komatsu worked to step up sales of new emission standards-compliant models, which were launched during the first quarter period, as well as hybrid hydraulic excavators. At the same time, Komatsu continued to successfully promote the Zero Inventory Campaign for distributors, designed to improve distributors’ strength and reinforce their customer support operation. In Latin America, demand for mining equipment was brisk, centering on Chile, against the backdrop of surging prices of commodities. As a result, sales in the Americas increased from the previous fiscal year.

<Europe & CIS>

While concerns over economic slowdown continued against the backdrop of fiscal problems, Komatsu worked to expand sales of parts and launch new emission standards-compliant models and hybrid hydraulic excavators, as demand remained steady in the major markets of Germany and France. In CIS, demand was firm, centering on equipment in the mining sector, such as coal, gold and other mines as well as the energy sector, such as oil and natural gas. As a result, sales in Europe & CIS increased from the previous fiscal year. At Komatsu Manufacturing Rus LLC., Komatsu began production of the HD785 dump truck mainly for mining application, following the initial production of hydraulic excavators.

<China>

As the government’s credit squeeze measure remained in place, the start of new construction projects was delayed by lack of funds, and demand dropped sharply, especially in the civil engineering industry. As a result, sales declined from the previous fiscal year. In spite of these current conditions, Komatsu expanded production capacities of Komatsu (Changzhou) Construction Machinery Corp. and Komatsu (Shandong) Construction Machinery Corp. by anticipating mid to long-range market growth.

<Asia & Oceania>

In Indonesia, the largest market of Southeast Asia, demand continued to expand for mining equipment, while that for construction equipment remained strong in the civil engineering, agriculture and forestry sectors as well. Demand for construction equipment also increased steadily in India, Malaysia and other countries in Asia. In Australia, demand was brisk, centering on mining equipment. Against this backdrop, sales in Asia & Oceania advanced from the previous fiscal year. Concerning flooding in Thailand last year, facilities of some suppliers were damaged: however, Komatsu capitalized on its strength of global procurement, obtained alternative parts from other regions of the world, and thus became able to recover production to the normal conditions quickly. In November last year, Komatsu and Rio Tinto signed a Memorandum of Understanding to operate over 150 driverless dump trucks in iron ore mines in Australia by the end of 2015. In December last year, Komatsu established the support center in Perth. Two partners are teaming up to succeed in this project.

<Middle East & Africa>

While unstable political and social conditions continued in some countries, demand advanced, especially for use in mines in Africa. Under such an environment, sales in the Middle East & Africa improved from the previous fiscal year. To meet continuous market expansion with equipment for use in mine and infrastructure development, Komatsu embarked on KOMTRAX (Komatsu Machine Tracking System) -installed standard construction equipment in South Africa. By anticipating future market growth in Africa, Komatsu worked to strengthen sales and product support operations with an eye to anchoring the Komatsu brand in a short period of time. Specific measures included improvement of training centers and programs.

2) Industrial Machinery and Others

Sales of wire saws downturned in the second quarter of the fiscal year under review, as adversely affected by the Chinese government’s credit squeeze measure, by reduced subsidies related to solar energy use in Europe and by the lowered price of solar cells. As a result, sales of wire saws for the fiscal year dropped sharply from the previous fiscal year. Meanwhile, as capital investment by the automobile manufacturing industry upturned for recovery, sales of presses and machine tools increased from the previous fiscal year. In addition, Gigaphoton Inc. became a consolidated subsidiary in May last year. As a result, sales of the industrial machinery and others business increased by 6.6% from the previous fiscal year, to JPY 242.4 billion (USD 2,956 million).

Concerning damages caused by flooding in Thailand, Komatsu reinforced service capability, including engineers dispatched from Japan, and began repair assistance for customers’ machines in the wake of receding floodwaters in December last year.

(3) Capital Investment

Capital investment increased by JPY 24.3 billion from the previous fiscal year, to JPY 122.0 billion (USD 1,488 million).

1)	Breakdown by Segment

Segment	Invested Amounts

Construction, Mining and Utility Equipment	JPY 115.5 billion	(USD 1,409 million)
Industrial Machinery and Others	JPY 6.5 billion	(USD 79 million)
Total	JPY 122.0 billion	(USD 1,488 million	)

2)	Main Facilities Completed in the Fiscal Year Under Review

Segment	Main Facilities
Construction, Mining and Utility Equipment	Komatsu (Changzhou) Construction Machinery Corp.: relocating (expanding) the plant - Products: Hydraulic excavators, wheel loaders, dump trucks, etc. - Location: Changzhou, Jiangsu, China

3)	New Constructions, Expansions and Overhauls of Main Facilities in Progress in the Fiscal Year Under Review

No items to report.

(4)	Financing

During the fiscal year under review, the Company procured funds mainly through the issuance of commercial papers and bonds not only for the strong capital demand in our retail finance business, which continued strongly from the previous fiscal year, but also for the acquisition of treasury stock, the greater demand for working capital in the Americas, and others. As a result, the balance of interest-bearing debt at the fiscal year-end increased by JPY 103.7 billion from the previous fiscal year-end to JPY 647.8 billion (USD 7,900 million). The net debt-to-equity ratio* for the fiscal year-end was 0.56, compared to 0.50 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

(5)	Tasks Ahead

In the construction, mining and utility equipment business of the Komatsu Group, demand should continue to increase for mining equipment, parts and service against the backdrop of prices for commodities remaining at a high level. Demand for construction equipment should also continue to grow steadily in Strategic Markets, centering on Asia, as well as North America and Japan. With respect to the industrial machinery and others business, as the volume of automobile production is expanding, especially in Strategic Markets, demand for machinery should continue to grow.

The fiscal year, ending March 31, 2013, is the final year of the “Global Teamwork for Tomorrow” mid-range management plan. While emphasizing brand management efforts designed to further enhance the relationship with customers and promote mutual growth of Komatsu and customers, Komatsu is going to focus its efforts on the following four activities of importance, i.e., 1) promotion of ICT applications to products and parts, 2) further advancement of environmental friendliness and safety in machine performance, 3) expansion of sales and service operations in Strategic Markets, and 4) promotion of continuous Kaizen (improvement) by strengthening workplace capability. Komatsu is also going to identify tasks for growth strategies into the future and incorporate them in the next mid-range management plan.

Activities of Importance under the “Global Teamwork for Tomorrow” Mid-range Management Plan

(i)	Promotion of ICT Applications to Products and Parts

Komatsu is going to analyze a variety of information gained from KOMTRAX-installed machines, which topped 260,000 units worldwide as of March 31, 2012, and KOMTRAX Plus (fleet management system for mining equipment)-installed machines to help its customers improve their productivity and management. Komatsu is also utilizing the information to further enhance the precision of Komatsu’s sales and production planning and expand sales in the value chain (parts, service, used equipment, rental and retail finance). With respect to the Autonomous Haulage System (AHS) for use in large-scale mines, Komatsu is going to steadfastly proceed with the above-mentioned joint project with Rio Tinto in which over 150 driverless dump trucks will be deployed in mines in Australia. Komatsu is also going to concert development efforts in order to expand AHS application to other models and regions for introduction, including application of the AHS to HD785 large dump trucks in Indonesia. Concerning ICT-intensive construction equipment designed for automation of construction, Komatsu is going to set up sales and service operations, and facilitate the development of new products in order to expand this business into the future.

(ii)

Further Advancement of Environmental Friendliness and Safety in Machine Performance To help customers reduce CO2 emissions from their machines, Komatsu is going to advance hybrid, hydrostatic transmission (HST) and power electronics technologies for construction equipment and forklift trucks, and in the industrial machinery business, AC Servo technology for presses. With respect to hybrid hydraulic excavators, Komatsu is promoting worldwide launches. As of March 31, 2012, Komatsu introduced them in 12 countries and about 1,500 units were working around the world. Furthermore, by combining leading-edge technologies with its strengths of in-house development and production of key components, such as engines, hydraulic units and control systems, Komatsu is continuing to concert efforts to develop new products which are compliant to the new emissions standards in Japan, North America and Europe. Komatsu is also working to promote their smooth market introduction and expand sales by further upgrading after-sales service programs, including an extended guarantee period.

(iii)	Expansion of Sales and Service Operations in Strategic Markets

In Strategic Markets and the mining equipment business, both with projected growth into the future, Komatsu is going to make a clear differentiation by not only providing products with superior safety, quality, delivery and costs (SQDC), but also enhancing the machine availability rate through prompt parts delivery and service operation. Leading measures include the training of new service mechanics of distributors through a tie-up with academic institutions in China and Russia, and a specialized training center for global mining support engineers in the Philippines. With respect to the Reman business (remanufacturing and sales of components), Komatsu expanded production capacities for large engines at PT Komatsu Reman Indonesia and PT Komatsu Remanufacturing Asia last year, and has opened new facilities in China, Russia and India. In Asia and other regions where Komatsu expects market competition with construction equipment manufacturers of emerging countries, Komatsu is going to market high-quality used Komatsu equipment in order to further enhance its brand power together with new equipment.

(iv)	Promotion of Continuous Kaizen (Improvement) by Strengthening Workplace Capability Komatsu is going to further enhance its workplace capability, i.e., the power to keep improving, and promote human resource development by ensuring that all departments engage continuously in Kaizen (improvement) activities with given themes. Specifically, Komatsu is going to focus its efforts on the 50% reduction campaign for electric power consumption at Japanese plants, “visualization” of the supply chain, especially by developing a database for its suppliers, improvement of Komatsu’s foundational technologies of measurement and simulation, and development of the sales, production and inventory management system centering on the Global HANSEI (sales and production) Operation Center which was opened at the Osaka Plant in May last year.

Based on the belief that “its corporate value is the total sum of trust given to Komatsu by society and all its stakeholders,” Komatsu is further strengthening its corporate governance to ensure sound and transparent management, while improving management efficiency. Being committed to promoting thorough compliance, Komatsu will also ensure all employees share The KOMATSU Way. In addition to improving its business performance, Komatsu will facilitate both the development of corporate strength and the achievement of social responsibility in a well-balanced manner.

(6) Financial Position and Profit/Loss Trends

				(JPY billion)
	140th Fiscal Year (April 2008 - March 2009)	141st Fiscal Year (April 2009 - March 2010)	142nd Fiscal Year (April 2010 - March 2011)	143rd Fiscal Year (April 2011 - March 2012)
Net sales	2,021.7	1,431.5	1,843.1	1,981.7
Operating income	151.9	67.0	222.9	256.3
Income before income taxes and equity in earnings of affiliated companies	128.7	64.9	219.8	249.6
Net income attributable to Komatsu Ltd.	78.7	33.5	150.7	167.0
Net income attributable to Komatsu Ltd. per share (JPY)	79.95	34.67	155.77	173.47
ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	9.3%	4.1%	17.2%	17.3%
ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	6.3%	3.3%	10.7%	11.2%
Total assets	1,969.0	1,959.0	2,149.1	2,320.5
Komatsu Ltd. shareholders’ equity	814.9	833.9	923.8	1,009.6

Notes:

1.	Following the adoption of the accounting standard issued by the Financial Accounting Standards Board (FASB) and codified in Accounting Standards Codification 810 “Consolidation,” “Net income” in the 140th fiscal year was relabeled by “Net income attributable to Komatsu Ltd.”
2.	Net income attributable to Komatsu Ltd. per share is calculated based on the number of shares deducting the average total number of treasury stock during the term from the average total number of shares outstanding during the term.

(7) Acquisition or Disposal of Other Companies’ Shares, Other Equity Stakes or Stock Acquisition Rights

No items to report.

(8)	Status of Principal Subsidiaries

1) Principal Subsidiaries (As of March 31, 2012)

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu Castex Ltd.	Head Office /Plant (Himi City, Toyama)	JPY 6,979 mil	100.0	Manufacture and sale of casting products
Komatsu Construction Equipment Sales and Service Japan Ltd.	Head Office (Sagamihara City, Kanagawa)	JPY 950 mil	100.0	Sale and servicing of construction equipment
Komatsu Used Equipment Corp.	Head Office (Yokohama City, Kanagawa)	JPY 290 mil	*100.0	Sale of used construction equipment
Komatsu Rental Ltd.	Head Office (Yokohama City, Kanagawa)	JPY 100 mil	100.0	Rental of construction equipment, etc.
Komatsu Forklift Japan Ltd.	Head Office (Shinagawa-ku, Tokyo)	JPY 500 mil	100.0	Sale and servicing of industrial vehicles
Komatsu Logistics Corp.	Head Office (Yokohama City, Kanagawa)	JPY 1,080 mil	100.0	Transportation, warehousing, packing and other services
Komatsu Industries Corporation	Head Office (Komatsu City, Ishikawa)	JPY 990 mil	100.0	Manufacture, sale and servicing of metal forging and stamping presses and sheet metal machines
Komatsu NTC Ltd.	Head Office/ Plant (Nanto City, Toyama)	JPY 6,014 mil	100.0	Manufacture, sale and servicing of machine tools, etc.
Komatsu Business Support Ltd.	Head Office (Minato-ku, Tokyo)	JPY 1,770 mil	100.0	Retail financing of construction equipment
Gigaphoton Inc.	Head Office /Plant (Oyama City, Tochigi)	JPY 5,000 mil	100.0	Development, manufacturing, sale and servicing of excimer laser and Extreme Ultra-Violet light sources used for lithography tools in semiconductor manufacturing
Komatsu America Corp.	Head Office /Plant (USA)	USD 1,071 mil	100.0	Manufacture and sale of construction and mining equipment and supervision in the Americas
Komatsu do Brasil Ltda.	Head Office /Plant (Brazil)	BRL 73 mil	*100.0	Manufacture of construction equipment and casting products
Komatsu Brasil International Ltda.	Head Office (Brazil)	BRL 27 mil	*100.0	Sale of construction equipment
Komatsu Holding South America Ltda.	Head Office (Chile)	USD 100 thou	*100.0	Sale and servicing of construction and mining equipment
Komatsu Cummins Chile Ltda.	Head Office (Chile)	USD 34 mil	*81.8	Sale and servicing of construction and mining equipment

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu Cummins Chille Arrienda S.A.	Head Office (Chile)	USD 43 mil	*81.8	Retail financing, etc. of construction and mining equipment
Komatsu Financial Limited Partnership	Head Office (USA)	—	*100.0	Retail financing, etc. of construction and mining equipment
Komatsu Europe International N.V.	Head Office (Belgium)	EUR 50 mil	100.0	Sale of construction and mining equipment and supervision in Europe
Komatsu UK Ltd.	Head Office /Plant (UK)	GBP 23 mil	*100.0	Manufacture of construction equipment
Komatsu Hanomag GmbH	Head Office /Plant (Germany)	EUR 19 mil	*100.0	Manufacture of construction equipment
Komatsu Mining Germany GmbH	Head Office / Plant (Germany)	EUR 5 mil	*100.0	Manufacture and sale of mining equipment
Komatsu France S.A.S	Head Office (France)	EUR 5 mil	*100.0	Sale and servicing of construction equipment
Komatsu Utility Europe S.p.A.	Head Office /Plant (Italy)	EUR 6 mil	*100.0	Manufacture of construction equipment
Komatsu Italia S.p.A.	Head Office (Italy)	EUR 4 mil	*100.0	Sale and servicing of construction equipment
Komatsu Forest AB	Head Office / Plant (Sweden)	SEK 397 mil	100.0	Manufacture and sale of forestry equipment
Komatsu CIS LLC	Head Office (Russia)	RUB 5,301 mil	100.0	Sale of construction and mining equipment
Komatsu Financial Europe N.V.	Head Office (Belgium)	EUR 40 mil	*100.0	Retail financing of construction and mining equipment
Komatsu Southern Africa (Pty) Ltd.	Head Office (South Africa)	ZAR 1,000	80.0	Sale and servicing of construction and mining equipment
PT Komatsu Indonesia	Head Office /Plant (Indonesia)	IDR 192,780 mil	94.9	Manufacture and sale of construction and mining equipment, and casting products
PT Komatsu Marketing & Support Indonesia	Head Office (Indonesia)	USD 5 mil	*94.9	Sale and servicing of construction and mining equipment
Bangkok Komatsu Co., Ltd.	Head Office /Plant (Thailand)	THB 620 mil	*74.8	Manufacture and sale of construction equipment
Komatsu Marketing Support Australia Pty Ltd	Head Office (Australia)	AUD 21 mil	*60.0	Sale of construction and mining equipment
Komatsu Australia Pty Ltd	Head Office (Australia)	AUD 30 mil	*60.0	Sale and servicing of construction and mining equipment
Komatsu Australia Corporate Finance Pty. Ltd.	Head Office (Australia)	AUD 49 mil	*60.0	Retail financing of construction and mining equipment
Komatsu (China) Ltd.	Head Office (China)	USD 135 mil	100.0	Sale of construction and mining equipment and supervision in China

Name	Location of Offices and Plants	Capital	Investment Ratio (%)	Main Businesses
Komatsu (Changzhou) Construction Machinery Corp.	Head Office /Plant (China)	USD 41 mil	*85.0	Manufacture of construction equipment
Komatsu Shantui Construction Machinery Co., Ltd.	Head Office /Plant (China)	USD 21 mil	*60.0	Manufacture of construction equipment
Komatsu Financial Leasing China Ltd.	Head Office (China)	RMB 1,330 mil	*100.0	Retail financing of construction equipment

Notes:

1.	Figures with an asterisk (*) are the ratio of investment through subsidiaries of the Company and the ratio includes the stakes held by them.
2.	Komatsu Financial Limited Partnership is a limited partnership based on the state law of Delaware, the U.S., and the Company invests in it through a subsidiary. Its net asset which is equivalent to the capital amounts to USD 392 million.
3.	The number of consolidated subsidiaries of the Company, including those listed above, is 141, and the number of affiliated companies accounted for by the equity method is 37.

2) Others (update on important combination)

i)	In April 2011, the Company merged with Komatsu Utility Co., Ltd. by absorption-type merger.

ii)	In April 2011, the Company merged with Komatsu Engineering Corp. by absorption-type merger.

iii)	In April 2011, Komatsu NTC Ltd. merged with Komatsu Machinery Corporation by absorption-type merger.

iv)	In May 2011, the Company terminated an agreement concerning Gigaphoton Inc., a joint venture between the Company and Ushio Inc., acquired all the shares of Gigaphoton Inc. owned by Ushio Inc., and made Gigaphoton Inc. a wholly-owned subsidiary.

v)	In July 2011, the Company merged with Komatsu Rental Ltd. by absorption-type merger. Before this merger, Komatsu Rental Ltd. transferred assets and liabilities that it owned (excluding rental machinery manufactured by the Company, a portion of real estate, and all liabilities related thereto) to a newly established rental company by performing an absorption-type company split. The newly established rental company that received the transferred assets and liabilities associated with the absorption-type company split changed its trade name to its current name of “Komatsu Rental Ltd.” on the date of the merger.

(9) Major Lines of Business (As of March 31, 2012)

Segment	Principal Products and Businesses

Construction, Mining and Utility Equipment	Excavating Equipment	Hydraulic excavators, mini excavators and backhoe loaders

	Loading Equipment	Wheel loaders, mini wheel loaders and skid-steer loaders

	Grading and Roadbed Preparation Equipment	Bulldozers, motor graders and vibratory rollers

	Hauling Equipment	Off-highway dump trucks, articulated dump trucks and crawler carriers

	Forestry Equipment	Harvesters, forwarders and feller bunchers

	Tunneling Machines	Shield machines, tunnel-boring machines and small-diameter pipe jacking machines

	Recycling Equipment	Mobile crushers, mobile soil recyclers and mobile tub grinders

	Industrial Vehicles	Forklift trucks

	Other Equipment	Railroad maintenance equipment

	Engines and Components	Diesel engines, diesel generator sets and hydraulic equipment

	Casting Products	Steel castings and iron castings

	Logistics	Transportation, warehousing and packing

Industrial Machinery and Others	Metal Forging and Stamping Presses	Large presses, servo presses, small and medium-sized presses and forging presses

	Sheet Metal Machines	Laser cutting machines, fine plasma cutting machines, press brakes and shears

	Machine Tools	Transfer machines, machining centers, crankshaft millers, grinding machines and wire saws

	Defense Systems	Ammunition and armored personnel carriers

	Temperature-Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

	Others	Prefabricated commercial-use structures, excimer laser used for lithography tools in semiconductor manufacturing

(10) Principal Offices and Plants (As of March 31, 2012)

1) The Company

Offices	Head Office (Minato-ku, Tokyo), Research Division (Hiratsuka City, Kanagawa)

Plants	Awazu Plant (Komatsu City, Ishikawa), Kanazawa Plant (Kanazawa City, Ishikawa), Osaka Plant (Hirakata City, Osaka), Rokko Plant (Kobe City, Hyogo), Ibaraki Plant (Hitachinaka City, Ibaraki), Shonan Plant (Hiratsuka City, Kanagawa), Oyama Plant (Oyama City, Tochigi), Tochigi Plant (Oyama City, Tochigi), Koriyama Plant (Koriyama City, Fukushima)

2) Principal Subsidiaries

Shown in “(8) Status of Principal Subsidiaries” (pages 11 to 13).

(11) Employees (As of March 31, 2012)

Segment	Number of Employees
Construction, Mining and Utility Equipment	39,462
Industrial Machinery and Others	4,057
Others	687
Total	44,206

Notes:

1.	Number of employees increased by 3,147 from the end of the previous fiscal year.
2.	“Others” above includes the number of administrative employees that cannot be classified into the above two (2) business segments.

(12) Main Lenders (As of March 31, 2012)

Name of Lenders	Balance of Loans (JPY billion)
Sumitomo Mitsui Banking Corporation	86.2
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	70.5
Mizuho Corporate Bank, Ltd.	38.0
Agricultural Bank of China Limited	26.8
China Construction Bank Corporation	21.8

2. Shares of the Company (As of March 31, 2012)

(1) Number of shares authorized to be issued:	3,955,000,000 shares

(2) Total number of shares issued and outstanding:	952,799,758 shares (excluding 30,330,502 shares of treasury stock)

(3) Number of shareholders:	244,754

(4) Major shareholders (top ten)

	Status of Investment by the Shareholder in the Company
Name of Shareholders	Number of Shares Held (thousand shares)	Investment Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	51,214	5.3
The Master Trust Bank of Japan, Ltd. (Trust Account)	43,285	4.5
Taiyo Life Insurance Company	38,000	3.9
Nippon Life Insurance Company	33,283	3.4
JPMorgan Chase Bank 380055	32,478	3.4
SSBT OD05 OMNIBUS ACCOUNT – TREATY CLIENTS	24,489	2.5
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	24,177	2.5
State Street Bank and Trust Company	24,047	2.5
Sumitomo Mitsui Banking Corporation	17,835	1.8
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	12,982	1.3

Notes:

1.	Investment ratio is calculated by subtracting treasury stock.
2.	Although the Company holds 30,330 thousand shares of treasury stock, it is excluded from the major shareholders listed above.

(5)	Other significant matters regarding the shares of the Company

The Company decided to acquire and retire treasury stock by resolution at a meeting of the Board of Directors held on October 27, 2011. Accordingly, the acquisition and the retirement were executed as described below.

1) Reasons for acquisition and retirement of treasury stock

To improve the capital efficiency and promote redistribution of profits to shareholders.

2) Details of acquisition

i)	Type of shares acquired	Common stock of the Company

ii)	Total number of shares acquired	15,613,800 shares

iii)	Total acquisition price	JPY 29,996,755,100

iv)	Period of acquisition	From November 7 to December 2, 2011

v)	Method of acquisition	Open market purchase by the trust method

3) Details of retirement

i)	Type of shares retired	Common stock of the Company

ii)	Total number of shares retired	15,613,800 shares (all of the shares acquired, as stated in 2) above)

iii)	Total retirement price	JPY 22,218,593,538

iv)	Date of retirement	January 20, 2012

3. Matters Regarding Stock Acquisition Rights of the Company etc.

(1) Status of Stock Acquisition Rights (As of March 31, 2012)

Name (Issue Date)	Number of Stock Acquisition Rights	Number of Shares Subject to Stock Acquisition Rights (Number of Shares per one (1) Stock Acquisition Right)	Paid-in Amount per one (1) Stock Acquisition Right	Exercise Price per one (1) Stock Acquisition Right	Period for Exercise of Stock Acquisition Rights
No. 3 Stock Acquisition Rights (August 2, 2004)	70	70,000 shares (1,000 shares)	Without consideration	JPY 673,000	From August 1, 2005 to July 31, 2012
No. 4 Stock Acquisition Rights (August 1, 2005)	515	515,000 shares (1,000 shares)	Without consideration	JPY 1,126,000	From August 1, 2006 to July 31, 2013
No. 5 Stock Acquisition Rights (August 1, 2006)	214	214,000 shares (1,000 shares)	JPY 801,000	JPY 2,325,000	From August 1, 2007 to July 31, 2014
No. 6 Stock Acquisition Rights (August 1, 2006)	401	401,000 shares (1,000 shares)	Without consideration	JPY 2,325,000	From August 1, 2007 to July 31, 2014
No. 7 Stock Acquisition Rights (September 3, 2007)	239	239,000 shares (1,000 shares)	JPY 1,266,000	JPY 3,661,000	From September 3, 2008 to August 31, 2015
No. 8 Stock Acquisition Rights (September 3, 2007)	323	323,000 shares (1,000 shares)	Without consideration	JPY 3,661,000	From September 1, 2008 to August 31, 2015
No. 9 Stock Acquisition Rights (September 1, 2008)	192	192,000 shares (1,000 shares)	JPY 813,000	JPY 2,499,000	From September 1, 2009 to August 31, 2016
No. 10 Stock Acquisition Rights (September 1, 2008)	258	258,000 shares (1,000 shares)	Without consideration	JPY 2,499,000	From September 1, 2009 to August 31, 2016
No. 11 Stock Acquisition Rights (September 1, 2009)	203	203,000 shares (1,000 shares)	JPY 643,000	JPY 1,729,000	From September 1, 2010 to August 31, 2017

Name (Issue Date)	Number of Stock Acquisition Rights	Number of Shares Subject to Stock Acquisition Rights (Number of Shares per one (1) Stock Acquisition Right)	Paid-in Amount per one (1) Stock Acquisition Right	Exercise Price per one (1) Stock Acquisition Right	Period for Exercise of Stock Acquisition Rights
No. 12 Stock Acquisition Rights (September 1, 2009)	351	351,000 shares (1,000 shares)	Without consideration	JPY 1,729,000	From September 1, 2010 to August 31, 2017
No. 13 Stock Acquisition Rights (August 2, 2010)	210	21,000 shares (100 shares)	JPY 178,500	JPY 100	From August 2, 2013 to July 31, 2018
No. 14 Stock Acquisition Rights (August 2, 2010)	558	55,800 shares (100 shares)	Without consideration	JPY 100	From August 2, 2013 to July 31, 2018
No. 15 Stock Acquisition Rights (August 1, 2011)	872	87,200 shares (100 shares)	JPY 226,800	JPY 100	From August 1, 2014 to July 31, 2019
No. 16 Stock Acquisition Rights (August 1, 2011)	2,529	252,900 shares (100 shares)	Without consideration	JPY 100	From August 1, 2014 to July 31, 2019

Total	6,935	3,182,900 shares

Notes:

1. The type of shares subject to Stock Acquisition Rights shall be common stock of the Company.

2. “Exercise price” above means the “amount of assets to be paid upon exercise of Stock Acquisition Rights.”

(2)	Stock Acquisition Rights Held by Directors and Corporate Auditors of the Company

(As of March 31, 2012)

1) Stock Acquisition Rights Held by Directors (excluding Outside Directors)

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 3 Stock Acquisition Rights	1	60	60,000 shares
No. 4 Stock Acquisition Rights	4	215	215,000 shares
No. 5 Stock Acquisition Rights	3	128	128,000 shares
No. 6 Stock Acquisition Rights*	3	30	30,000 shares
No. 7 Stock Acquisition Rights	3	113	113,000 shares
No. 8 Stock Acquisition Rights*	4	35	35,000 shares
No. 9 Stock Acquisition Rights	3	88	88,000 shares
No. 10 Stock Acquisition Rights*	4	32	32,000 shares
No. 11 Stock Acquisition Rights	4	131	131,000 shares
No. 12 Stock Acquisition Rights*	3	32	32,000 shares
No. 13 Stock Acquisition Rights	4	129	12,900 shares
No. 14 Stock Acquisition Rights*	3	43	4,300 shares
No. 15 Stock Acquisition Rights	7	851	85,100 shares

Notes:

1.	Stock Acquisition Rights that were granted to Directors as remuneration for their execution of duties are No. 5 and its subsequent issuances of Stock Acquisition Rights.
2.	An asterisk (*) indicates Stock Acquisition Rights issued at the time when incumbent Directors, as of March 31, 2012, were employees of the Company (prior to being elected as Directors).

2) Stock Acquisition Rights Held by Outside Directors

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 9 Stock Acquisition Rights	2	16	16,000 shares
No. 11 Stock Acquisition Rights	1	11	11,000 shares
No. 13 Stock Acquisition Rights	3	21	2,100 shares
No. 15 Stock Acquisition Rights	3	21	2,100 shares

3) Stock Acquisition Rights Held by Corporate Auditors

Name	Number of Holders of Stock Acquisition Rights	Number of Stock Acquisition Rights Owned	Number of Shares Subject to Stock Acquisition Rights
No. 6 Stock Acquisition Rights	1	10	10,000 shares
No. 8 Stock Acquisition Rights	1	14	14,000 shares

Note:	Above indicates Stock Acquisition Rights issued at the time when an incumbent Corporate Auditor, as of March 31, 2012, was an employee of the Company (prior to being elected as Corporate Auditor).

(3)	Stock Acquisition Rights Issued During the Fiscal Year Under Review to Employees of the Company and Directors of the Subsidiaries of the Company

Name	Grantees	Number of Grantees	Number of Stock Acquisition Rights Issued	Number of Shares Subject to Stock Acquisition Rights
	Employees of the Company	65	2,086	208,600 shares
No. 16 Stock Acquisition Rights	Directors of the subsidiaries of the Company	12	443	44,300 shares

4. Directors and Corporate Auditors of the Company

(1) Names etc. of Directors and Corporate Auditors (As of March 31, 2012)

Position	Name	In Charge at the Company and Important Concurrent Positions Held in Other Organizations

Chairman of the Board	Masahiro Sakane	Outside Director of Nomura Holdings, Inc.* Outside Director of Tokyo Electron Limited* Outside Director of Asahi Glass Co., Ltd.*

President and Representative Director, and CEO	Kunio Noji	—

Executive Vice President and Representative Director	Yoshinori Komamura	President of Construction & Mining Equipment Marketing Division

Director and Senior Executive Officer	Mamoru Hironaka	President of Utility Equipment Division

Director and Senior Executive Officer	Tetsuji Ohashi	President of Production Division Supervising Production, Information Strategy and Environment

Director and Senior Executive Officer	Mikio Fujitsuka	CFO Supervising Investor Relations

Director and Senior Executive Officer	Fujitoshi Takamura	President of Development Division Supervising Research

Director	Kensuke Hotta

Chairman and Representative Director of Greenhill & Co. Japan Ltd.*

Chairman and Representative Director of Hotta Partners Inc.*

Outside Corporate Auditor of SEIREN CO., LTD.*

Outside Director of HIROSE ELECTRIC CO., LTD.*

Director	Noriaki Kano	Professor Emeritus at Tokyo University of Science

Director	Kouichi Ikeda	Corporate Advisor of Asahi Group Holdings, Ltd. Outside Corporate Auditor of Sumitomo Chemical Company, Limited* Outside Director of Watabe Wedding Corporation*

Standing Corporate Auditor	Masaji Kitamura	—

Position	Name	In Charge at the Company and Important Concurrent Positions Held in Other Organizations
Standing Corporate Auditor	Kyoji Torii	–

Corporate Auditor	Makoto Okitsu	Advisor of Teijin Limited

Corporate Auditor	Hiroyuki Kamano	Partner (Attorney at law) of Kamano Sogo Law Offices Outside Director of SUMITOMO LIFE INSURANCE COMPANY* External Director of NGK INSULATORS, LTD.*

Corporate Auditor	Kunihiro Matsuo

Attorney at law

Outside Director of Asahi Glass Co., Ltd.*

Outside Director of Tokyo Stock Exchange Group, Inc.*

Outside Corporate Auditor of Toyota Motor Corporation*

Outside Corporate Auditor of MITSUI & CO., LTD.*

Outside Auditor of BROTHER INDUSTRIES, LTD.*

Notes:

1.	Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are Outside Directors.
2.	Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors.
3.	The Company designated Directors Kensuke Hotta, Noriaki Kano and Kouichi Ikeda as Independent Director and Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo as Independent Corporate Auditor and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.
4.	An asterisk (*) indicates important concurrent positions held in other organizations.
5.	Regarding important concurrent positions held by Outside Directors and Outside Corporate Auditors in other organizations, relations between the Company and those organizations are as follows.
(i)	SUMITOMO LIFE INSURANCE COMPANY, for which Outside Corporate Auditor Hiroyuki Kamano serves as Outside Director, is one of the group life insurance providers of the Company.
(ii)	The Company and its consolidated subsidiaries sell industrial machinery to Toyota Motor Corporation, for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor. The share of the Company’s consolidated net sales for the fiscal year under review that consists of sales to Toyota Motor Corporation is less than 1%.
(iii)	MITSUI & CO., LTD., for which Outside Corporate Auditor Kunihiro Matsuo serves as Outside Corporate Auditor, contributes capital and provides other financial assistance to some consolidated subsidiaries and distributors, etc. of the Company for the overseas sale and servicing of construction and mining equipment.
(iv)	There are no particular trading relationships, etc. between the Company and other organizations at which Outside Directors and Outside Corporate Auditors hold concurrent positions other than those set forth in (i) to (iii) above.
6.	Standing Corporate Auditor Kyoji Torii has long engaged in accounting-related duties at the Company, and has considerably profound knowledge concerning financial affairs and accounting.
7.	The Company employs the Executive Officer System.

(2) Remuneration for Directors and Corporate Auditors

1) Policy regarding the determination of remuneration

In an effort to maintain an objective and transparent remuneration system, the policy and levels of remuneration for Directors and Corporate Auditors of the Company are deliberated by the Compensation Advisory Committee, which consists of four (4) external members (two (2) Outside Corporate Auditors, one (1) Outside Director and one (1) outside expert) and one (1) internal member. Taking its reports and recommendations into consideration, the remuneration for Directors is determined by the Board of Directors, and the remuneration for Corporate Auditors is determined by discussions by the Corporate Auditors, respectively, within the range previously determined by resolution of the General Meeting of Shareholders.

With regards to remuneration levels, comparison of other key, globally active manufacturers in Japan is made by the Compensation Advisory Committee and is reflected in its reports and recommendations.

The remuneration for Directors is comprised of fixed remuneration (paid monthly) and performance-based remuneration linked to Komatsu’s consolidated performance. The total amount paid of performance-based remuneration shall be calculated each year by evaluating the basic indicators of ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity) and ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets) at the ratio described in the below table and making adjustments for growth (growth rate of consolidated sales) and profitability (profit margin of segment).

	Indicator	Ratio
Basic Indicators	Consolidated ROE (Net income attributable to Komatsu Ltd. on Komatsu Ltd. shareholders’ equity)	70%

	Consolidated ROA (Income before income taxes and equity in earnings of affiliated companies on Total assets)	30%

Adjustment Indicators	Adjustment according to growth rate of consolidated sales and profit margin of segment

Two thirds (2/3) of the total amount of performance-based remuneration shall be paid in the form of cash as Directors’ bonuses, and the remaining one third (1/3) shall be paid by granting Stock Acquisition Rights as stock-based remuneration for the purpose of fostering the same perspective on corporate value with the shareholders and consequently clarifying their incentive to enhance the long-term corporate value of the Company.

Regarding the amount levels of performance-based remuneration, the maximum amount thereof shall be roughly 60% of the total amount of annual remuneration of Directors (which is made up of fixed remuneration (paid monthly) and performance-based remuneration), and the minimum shall be zero (0) (in which case, only fixed remuneration will be paid to the Directors).

The remuneration for Corporate Auditors only consists of fixed remuneration (paid monthly) designed to support their independent position with authority to audit the execution of duties by Directors without getting fettered by the movements of corporate performance of the Company.

The retirement allowance system for Directors and Corporate Auditors was terminated as of June 2007.

2) Remuneration for Directors and Corporate Auditors for the Fiscal Year Under Review

Classification	Number of Persons Paid	Amount of Remuneration Paid
		Monetary Remuneration			Non-monetary Remuneration
		Basic Remuneration	Bonus (Note 3)	Total	Stock-Based Remuneration (Note 4)
Director	13	JPY 424 mil	JPY 339 mil	JPY 763 mil	JPY 198 mil	JPY 961 mil
(Outside Director included above)	3	JPY 40 mil	JPY 9 mil	JPY 49 mil	JPY 5 mil	JPY 53 mil
Corporate Auditor	5	JPY 117 mil	—	JPY 117 mil	—	JPY 117 mil
(Outside Corporate Auditor included above)	3	JPY 44 mil	—	JPY 44 mil	—	JPY 44 mil
Total	18	JPY 540 mil	JPY 339 mil	JPY 879 mil	JPY 198 mil	JPY 1,077 mil
(Outside Director and Outside Corporate Auditor included above)	6	JPY 83 mil	JPY 9 mil	JPY 92 mil	JPY 5 mil	JPY 97 mil

Notes:

1.	As of the end of the fiscal year under review, there are ten (10) Directors (three (3) of whom are Outside Directors) and five (5) Corporate Auditors (three (3) of whom are Outside Corporate Auditors). However, the numbers and amounts in the table above include that for three (3) Directors who have retired as of the close of the 142nd Ordinary General Meeting of Shareholders on June 22, 2011.
2.	It was resolved at the 135th Ordinary General Meeting of Shareholders, held in June 2004, that the maximum amount of remuneration to be paid to Directors in total per month (excluding bonuses and stock-based remuneration) shall not exceed JPY 60 million (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million. It was also resolved at the 141st Ordinary General Meeting of Shareholders, held in June 2010, that the maximum amount of remuneration to be paid to Directors in the form of Stock Acquisition Rights to be granted as stock-based remuneration shall not exceed JPY 360 million in total per year (however, not including salaries as employees) and the maximum amount of remuneration to be paid to Outside Directors in total per year shall not exceed JPY 50 million out of those JPY 360 million.
3.	Amount of Bonuses for Directors are the total amount to be paid to Directors, which is planned to be resolved in Item 4 (Payment of Bonuses for Directors) at the 143rd Ordinary General Meeting of Shareholders.
4.	Stock-based remuneration represents the amount of expense allocated as remuneration for Directors, which are not monetary, in accounting for the fiscal year under review.
5.	The portions of salaries as employees for Directors concurrently serving as employees are not paid.
6.	Amounts of less than JPY one (1) million are rounded to the nearest million yen.

(3) Outside Directors and Outside Corporate Auditors

1) Major Activities in the Fiscal Year Under Review

i) Outside Directors

Name	Attendance to the Meetings of the Board of Directors	Details of Major Activities

Kensuke Hotta	Attended 15 meetings of the 15 meetings held	Mr. Kensuke Hotta has served as Representative Director of The Sumitomo Bank, Ltd. (name at the time) and as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (name at the time). During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Board of Directors concerning such issues as the forestry business, capital increases of overseas corporations, the projection of construction investment, and retail financing. In addition, he was a member of the Company’s Compensation Advisory Committee.

Noriaki Kano	Attended 15 meetings of the 15 meetings held	Dr. Noriaki Kano has served as President of the Japanese Society for Quality Control. During the fiscal year under review, based on his standpoint as a specialist in quality control, he provided comments at the meetings of the Board of Directors concerning such issues as quality control, the export control system, brand management activities, risk response for natural disasters, and product liability. In addition, he visited some of the Company’s factories in Japan and exchanged opinions on quality control.

Kouichi Ikeda	Attended 15 meetings of the 15 meetings held	Mr. Kouichi Ikeda has served as Representative Director of Asahi Breweries, Ltd. (name at the time). During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Board of Directors concerning such issues as strategy for overseas distributors, and compliance in the emerging countries. In addition, he provided management lectures as a special instructor for the Company’s education and training of next-generation leaders.

ii) Outside Corporate Auditors

	Attendance to Meetings		Details of Major Activities
Name	Board of Directors	Board of Corporate Auditors

Makoto Okitsu	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held

Mr. Makoto Okitsu has served as Representative Director of Teijin Limited and as Representative Director of Nabtesco Corporation. During the fiscal year under review, based on his rich experience in the business world, he provided comments at the meetings of the Board of Corporate Auditors and the meetings of the Board of Directors concerning such issues as internal control, the global auditing system and the finance businesses.

In addition, he was a member of the Company’s Compensation Advisory Committee.

Hiroyuki Kamano	Attended 14 meetings of the 15 meetings held	Attended 14 meetings of the 15 meetings held	Mr. Hiroyuki Kamano possesses rich experience as an international attorney at law. During the fiscal year under review, based on his professional standpoint, he provided comments at the meetings of the Board of Corporate Auditors and the meetings of the Board of Directors concerning such issues as internal control, the auditing system of overseas subsidiaries, strengthening of audit department functions and export control. In addition, he was a chairman of the Company’s Compensation Advisory Committee.

Kunihiro Matsuo	Attended 15 meetings of the 15 meetings held	Attended 15 meetings of the 15 meetings held	Mr. Kunihiro Matsuo possesses rich experience in the legal profession. During the fiscal year under review, based on his professional standpoint, he provided comments at the meetings of the Board of Corporate Auditors and the meetings of the Board of Directors concerning such issues as the global compliance system, the accumulation and beneficial use of auditing know-how, and the measures for taxation systems at emerging countries. In addition, he was an observer of the Company’s Compliance Committee.

2)	Outline of Contents of Limited Liability Agreement

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act of Japan, the Company has entered into agreements with Outside Directors and Outside Corporate Auditors that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the same. The maximum liability amount specified in these agreements shall be equivalent to those amount stipulated in the Corporation Act of Japan.

5. Status of Accounting Auditors

(1) Name of Accounting Auditors

KPMG AZSA LLC

(2) Amount of Remuneration for Accounting Auditors

1) Remuneration for the Accounting Auditor of the Company in the Fiscal Year Under Review:	JPY 399 million
2) Total amount of money and other financial benefits that the Company and its subsidiaries should pay to the Accounting Auditor:	JPY 701 million

Notes:

1.	The amount of remuneration given in the above-mentioned 1) and 2) include the sum of the amount of remuneration for auditing services in accordance with the Corporation Act of Japan and the amount of remuneration for auditing work in accordance with the Financial Instruments and Exchange Law of Japan, because the two kinds of remunerations are not clearly separated each other in the audit contract concluded between the Company and the Accounting Auditor, and they cannot be recorded separately.
2.	Among principal subsidiaries of the Company, twenty-nine (29) companies including Komatsu America Corp. are audited by Certified Public Accountants or Audit Corporations other than the Accounting Auditor of the Company.

(3) Details of Non-Auditing Services

The Company pays remuneration to the Accounting Auditor principally for services regarding issuance of bonds and advice on publishing statements of accounting standards other than services defined in Article 2, Paragraph 1 of the Certified Public Accountants Law of Japan.

(4) Policy on Decision to Discharge or Not to Reappoint Accounting Auditors

When Accounting Auditors fall under any of the items in Article 340, Paragraph 1 of the Corporation Act of Japan, the Board of Corporate Auditors shall discharge the Accounting Auditors based on the consent of all Corporate Auditors.

When Accounting Auditors lack qualifications and qualities required as Accounting Auditors of the Company, including cases that fall under disqualification reasons specified in Article 337, Paragraph 3 of the Corporation Act of Japan, Directors shall submit to a General Meeting of Shareholders a proposal for discharging or not reappointing the Accounting Auditors after obtaining the consent of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors.

6. Systems for Ensuring the Properness of Operations

With regards to systems for ensuring that the execution of duties by Directors complies with laws and regulations, and the Company’s Articles of Incorporation, and other systems for ensuring the properness of operations, the details of the resolution of the Board of Directors are as follows:

(1)	Basic Policy on Internal Control

The Company defines its corporate value as the total sum of trust given to us by society and all stakeholders.

To increase this corporate value, the Company recognizes the importance of strengthening corporate governance. The Company strives to maintain transparency and soundness of management by appointing Outside Directors and Outside Corporate Auditors, while limiting the number of the Board members small so that discussions at the Board of Directors are more substantial. The Company also does its utmost to improve the operation of the Board of Directors, aiming at more effective governance by the Board, ample discussions and quick decision making.

(2)	Systems for Retention and Management of Information Related to Directors’ Execution of Duties

The Company shall adequately retain and manage important information related to Directors’ execution of duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by laws and regulations, and the Company’s regulations and rules.

(3)	Rules and Other Systems for Risk Management

While continuing to make efforts to raise its corporate value, the Company recognizes the problems related to compliance, environment, product quality, accidents and information security in particular, and other matters, as major risks for continuous growth and is thus implementing the following countermeasures.

i)	The Company shall establish Risk Management Rules to correctly recognize and manage risks. In accordance with the rules, the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

ii)	The Company shall establish Risk Management Committee to devise risk management policies of Komatsu, evaluate risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports its reviews and activities to the Board of Directors.

iii)	The Company shall establish an emergency headquarters when serious risks surface, and work to minimize damage(s) and implement appropriate measures.

(4)	Systems for Ensuring Efficient Execution of Duties by Directors

To ensure the efficient execution of duties by Directors, the Company shall implement the following:

i)	The Board of Directors shall meet every month and more often as needed. It shall strive to maintain transparency and soundness of management through the participation of Outside Directors. It shall also establish the Regulations of the Board of Directors and the Standards for Agenda of Board Meetings, thereby clarifying the matters on which the Board of Directors should make decisions.

ii)	Together with the introduction of the Executive Officer System, the Company shall define the separation of duties for Directors, Executive Officers and senior managers, and set up internal rules including the Regulations of Decision-Making Authority, to ensure appropriate and effective execution of duties by Directors, Executive Officers and other senior managers.

iii)	To promote efficient management of the Board of Directors, the Company shall establish a Strategy Review Committee consisting of Senior Executive Officers and senior managers. Based on the reviews of the Committee, Executive Officers and senior managers execute their duties within the authority delegated by the Board of Directors.

(5)	Systems for Ensuring That the Execution of Duties by Directors and Employees Complies With Laws and Regulations, and the Company’s Articles of Incorporation

The Board of Directors makes decisions on important management matters in accordance with laws and regulations and the Regulations of the Board of Directors. Based on the decisions made by the Board of Directors, each Director not only executes his or her own duties but also supervises employees for the execution of their duties, and reports the conditions thereof to the Board of Directors.

The Company shall establish the Compliance Committee as Komatsu to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. The Company shall also establish a system to ensure Directors and employees thorough compliance to business rules as well as laws and regulations through a variety of measures, including the provision of Komatsu Code of Worldwide Business Conduct, appointment of the Executive Officer in charge of compliance, and establishment of the Compliance Department. Through all of these, we work to supervise, educate and train Directors, Corporate Auditors and employees.

In addition, the Company shall establish the internal reporting system where those who are discretely reporting questionable actions in light of laws and regulations and business rules will not be penalized.

(6)	Systems for Ensuring the Proper Operation of Komatsu Comprising the Company and Its Subsidiaries

i)	The Company shall establish the Affiliated Company Regulations and relevant rules to contribute to proper and efficient operation of Group management while respecting the independence of the management of affiliated companies. Each affiliated company receives prescribed management and support of the department or division of the Company in charge. It shall also position the Komatsu Code of Worldwide Business Conduct, as the code to be applied by all companies affiliated with Komatsu. Each company in Komatsu shall stipulate various regulations for the proper promotion of duties.

ii)	The Company shall assign and dispatch Directors and Corporate Auditors from the Company to major affiliated companies as needed, in order to strengthen corporate governance on a group-wide basis and monitor their management.

iii)	Important committees of the Company, including the Compliance Committee, Risk Management Committee and Export Control Committee, shall take actions with the entire Group in view, and allow representatives of affiliated companies to take part in their meetings on occasion.

iv)	The Company shall make particularly important affiliated companies regularly report to the Board of Directors of the Company on the status of business, including risks and compliance.

v)	The Internal Audit Department of the Company shall audit each division of the Company, and implement or supervise auditing of major affiliated companies that belong to Komatsu. It shall also monitor and instruct each affiliated company on its internal control and operation built in conformity with the Company. The Internal Audit Department regularly reports the internal control and auditing conditions to the Board of Directors, and also reports to the Board of Corporate Auditors as needed.

(7)	Employees Assisting Corporate Auditors for Execution of Their Duties, When They Ask for Such Employees

The Company shall set up the Office of Corporate Auditors’ Staff, which shall assist Corporate Auditors in their duties, and allocate employees who work as assistants to Corporate Auditors either exclusively or concurrently in another position within the Company.

(8)	Matters Regarding the Independence of the Assistants to Corporate Auditors From Directors

i)	Handling of personnel affairs (employment, appointment and personnel changes) of the employees who belong to the Office of Corporate Auditors’ Staff shall be premised on approval of the Standing Corporate Auditors.

ii)	The employees who exclusively assist the Office of Corporate Auditors’ Staff are independent of control and command of the Directors, and their performance shall be rated by the Standing Corporate Auditors.

(9)	Systems for Directors and Employees Reporting to Corporate Auditors; Systems Relating to Other Reports to Corporate Auditors and Ensuring Effective Audits by Corporate Auditors

i)	In accordance with laws and regulations, Corporate Auditors receive reports by Directors, Executive Officers and other senior managers concerning the conditions of execution of their respective duties.

ii)	In the event that Directors find a serious violation of laws and regulations or other important facts regarding compliance at the Company or affiliated companies of Komatsu, they shall report to the Corporate Auditors immediately.

iii)	The Corporate Auditors shall attend various committees and principle meetings concerning internal control as observers, and also read circulars per management approval sent around to obtain the sanction of executives, which are important decision-making documents of the Company, and essential prior settlement documents.

iv)	Corporate Auditors may appoint legal counsels and other advisors needed for the execution of their duties.

(10)	Basic Policy Pertaining to the Elimination of Antisocial Forces

It shall be the basic policy of the Company to prohibit Komatsu from having any relation whatsoever with antisocial movements or groups that threaten the order and security of civil society from the perspectives of social justice and corporate social responsibility.

i)	The above policy shall be provided in Komatsu Code of Worldwide Business Conduct and diffused throughout the Company as well as each company in Komatsu.

ii)	The general affairs divisions of the Head Office of the Company as well as the general affairs divisions of its main offices and Group companies will work with police and other specialized external organizations to prevent the involvement of antisocial movements or groups in its management and quell any harmful effects they may bring about in accordance with the basic policy.

iii)	The Company will do its utmost to collect information and receive education training from the above external organizations and use above information communally both within the Company and among related Group divisions.

END

Consolidated Balance Sheet

(As of March 31, 2012)

(JPY million)
Assets
Current assets:
Cash and cash equivalents	83,079
Time deposits	907
Trade notes and accounts receivable	559,749
Inventories	612,359
Deferred income taxes and other current assets	144,278

Total current assets	1,400,372

Long-term trade receivables	184,294

Investments:
Investments in and advances to affiliated companies	20,565
Investment securities	54,192
Other	2,582

Total investments	77,339

Property, plant and equipment-less accumulated depreciation and amortization	529,656
Goodwill	31,229
Other intangible assets-less accumulated amortization	57,953
Deferred income taxes and other assets	39,686

Total assets	2,320,529

(JPY million)
Liabilities
Current liabilities:
Short-term debt	215,824
Current maturities of long-term debt	119,457
Trade notes, bills and accounts payable	273,460
Income taxes payable	23,195
Deferred income taxes and other current liabilities	231,774

Total current liabilities	863,710

Long-term liabilities:
Long-term debt	312,519
Liability for pension and retirement benefits	50,685
Deferred income taxes and other liabilities	36,158

Total long-term liabilities	399,362

Total liabilities	1,263,072

Equity
Komatsu Ltd. Shareholders’ equity
Common stock	67,870
Capital surplus	138,384
Retained earnings:
Appropriated for legal reserve	37,954
Unappropriated	951,395
Accumulated other comprehensive income (loss)	(142,389)
Treasury stock at cost	(43,518)

Total Komatsu Ltd. shareholders’ equity	1,009,696

Noncontrolling interests	47,761

Total equity	1,057,457

Total liabilities and equity	2,320,529

Consolidated Statement of Income

(From April 1, 2011 to March 31, 2012)

(JPY million)
Net sales	1,981,763
Cost of sales	1,440,765
Selling, general and administrative expenses	282,335
Other operating income (expenses)	(2,320)

Operating income	256,343
Other income (expenses):
Interest and dividend income	3,776
Interest expense	(7,784)
Other-net	(2,726)

Other income (expenses)	(6,734)

Income before income taxes and equity in earnings of affiliated companies	249,609
Income taxes:
Current	66,420
Deferred	8,050

Income taxes	74,470

Income before equity in earnings of affiliated companies	175,139
Equity in earnings of affiliated companies	1,609

Net income	176,748

Less net income attributable to noncontrolling interests	(9,707)

Net income attributable to Komatsu Ltd.	167,041

Consolidated Statement of Equity

(From April 1, 2011 to March 31, 2012)

									(JPY million)
			Retained earnings		Accumulated		Total Komatsu
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Ltd. shareholders’ equity	Non- controlling interests	Total equity
Balance at the beginning of current period	67,870	140,523	34,494	847,153	(131,059)	(35,138)	923,843	48,837	972,680

Cash dividends				(39,701)			(39,701)	(6,447)	(46,148)

Transfer to retained earnings appropriated for legal reserve			3,460	(3,460)			—		—

Other changes		(245)			34		(211)	(4,024)	(4,235)

Comprehensive income (loss):

Net income				167,041			167,041	9,707	176,748

Other comprehensive income (loss), net of tax

Foreign currency translation adjustments					(8,759)		(8,759)	(193)	(8,952)

Net unrealized holding gains (losses) on securities available for sale					725		725		725

Pension liability adjustments					(1,930)		(1,930)	(13)	(1,943)

Net unrealized holding gains (losses) on derivative instruments					(1,400)		(1,400)	(106)	(1,506)

Comprehensive income (loss)							155,677	9,395	165,072

Issuance and exercise of stock acquisition rights		699					699		699

Purchase of treasury stock						(31,118)	(31,118)		(31,118)

Sales of treasury stock		(13)				520	507		507

Retirement of treasury stock		(2,580)		(19,638)		22,218	—		—

Balance at the end of current period	67,870	138,384	37,954	951,395	(142,389)	(43,518)	1,009,696	47,761	1,057,457

Non-Consolidated Statutory Report is based on Japanese accounting standards.

Non-Consolidated Balance Sheet

(As of March 31, 2012)

(JPY million)
Assets
Current assets:
Cash and deposits	39,297
Notes receivable-trade	399
Accounts receivable-trade	207,736
Merchandise and finished goods	45,164
Work in process	38,832
Raw materials and supplies	4,580
Prepaid expenses	1,955
Deferred tax assets	11,488
Short-term loans receivable	61,818
Accounts receivable-other	24,773
Other current assets	474
Allowance for doubtful accounts	(375)

Total current assets	436,146
Non-current assets:
Property, plant and equipment:
Buildings	63,993
Structures	10,570
Machinery and equipment	53,783
Vehicles	341
Tools, furniture and fixtures	5,648
Rental equipment	50,395
Land	52,735
Construction in progress	4,286

Total property, plant and equipment	241,754
Intangible assets:
Software	10,311
Other intangible assets	214

Total intangible assets	10,526
Investments and other assets:
Investment securities	42,718
Stocks of subsidiaries and affiliates	287,282
Investments in capital of subsidiaries and affiliates	36,894
Long-term loans receivable	4,856
Long-term prepaid expenses	1,091
Deferred tax assets	3,167
Other investments	14,582
Allowance for doubtful accounts	(2,237)
Allowance for investment loss	(8,093)

Total investments and other assets	380,263

Total non-current assets	632,544

Total assets	1,068,690

(JPY million)
Liabilities
Current liabilities:
Notes payable-trade	46
Accounts payable-trade	123,665
Short-term loans payable	20,049
Commercial papers	45,000
Current portion of bonds	30,000
Accounts payable-other	9,165
Accrued expenses	20,653
Income taxes payable	1,307
Advances received	1,000
Deposits received	50,636
Provision for bonuses	8,103
Provision for directors’ bonuses	396
Provision for product warranties	6,906
Other current liabilities	4,419

Total current liabilities	321,350
Non-current liabilities:
Bonds payable	90,000
Long-term loans payable	60,500
Provision for product warranties	1,137
Provision for retirement benefits	28,039
Other long-term liabilities	3,994

Total non-current liabilities	183,671

Total liabilities	505,021

Net Assets
Shareholders’ equity:
Capital stock	70,120
Capital surplus:	140,140
Legal capital surplus	140,140
Retained earnings:
Legal retained earnings	18,036
Other retained earnings:	360,186
Reserve for special depreciation	49
Reserve for advanced depreciation of non-current assets	17,282
Reserve for special account for advanced depreciation of non-current assets	11
General reserve	210,359
Retained earnings brought forward	132,483

Total retained earnings	378,223
Treasury stock	(43,162)

Total shareholders’ equity	545,321

Valuation and translation adjustments:
Valuation difference on available-for-sale securities	16,543
Deferred gains or losses on hedges	(1,030)

Total valuation and translation adjustments	15,512

Stock acquisition rights:
Stock acquisition rights	2,834

Total stock acquisition rights	2,834

Total net assets	563,668

Total liabilities and net assets	1,068,690

Non-Consolidated Statement of Income

(From April 1, 2011 to March 31, 2012)

(JPY million)
Net sales	851,139
Cost of sales	676,915

Gross profit	174,224
Selling, general and administrative expenses	118,885

Operating income	55,338

Non-operating income:
Interest and dividends income	37,625
Other non-operating income	1,307
Non-operating expenses:
Interest expenses	2,284
Other non-operating expenses	3,907

Ordinary income	88,079

Extraordinary income:
Gain on sales of land	743
Gain on sales of investment securities	71
Reversal of allowance for investment loss	734
Gain on extinguishment of tie-in shares	13,333
Extraordinary loss:
Loss on sales of land	62
Loss on valuation of investment securities	380
Loss on valuation of stocks of subsidiaries and affiliates	3,903
Loss on support to subsidiaries and affiliates	5,460
Impairment loss	1,944
Expenses related to the disaster	979

Income before income taxes	90,231

Income taxes:
Income taxes-current	176
Income taxes-deferred	(2,539)

Net income	92,593

Non-Consolidated Statement of Changes in Net Assets

(From April 1, 2011 to March 31, 2012)

											(JPY million)
	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings
		Legal capital surplus	Other capital surplus	Total capital surplus	Legal retained earnings	Other retained earnings					Total retained earnings
						Reserve for special depreciation	Reserve for advanced depreciation of non-current assets	Reserve for special account for advanced depreciation of non-current assets	General reserve	Retained earnings brought forward
Balance at the beginning of current period	70,120	140,140	2,593	142,733	18,036	62	13,428	292	210,359	102,790	344,968
Changes of items during the period
Provision of reserve for special depreciation						2				(2)	—
Reversal of reserve for special depreciation						(15)				15	—
Provision of reserve for advanced depreciation of non-current assets							4,521			(4,521)	—
Reversal of reserve for advanced depreciation of non-current assets							(666)			666	—
Provision of reserve for special account for advanced depreciation of non-current assets								11		(11)	—
Reversal of reserve for special account for advanced depreciation of non-current assets								(292)		292	—
Dividends from surplus										(39,701)	(39,701)
Net income										92,593	92,593
Purchase of treasury stock
Disposal of treasury stock			(12)	(12)
Retirement of treasury stock			(2,580)	(2,580)						(19,638)	(19,638)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	(2,593)	(2,593)	—	(12)	3,854	(280)	—	29,693	33,254
Balance at the end of current period	70,120	140,140	—	140,140	18,036	49	17,282	11	210,359	132,483	378,223

						(JPY million)
	Shareholders’ equity		Valuation and translation adjustments			Stock Acquisition Rights	Total net assets
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Total valuation and translation adjustments
Balance at the beginning of current period	(34,787)	523,035	16,516	(87)	16,429	2,135	541,600
Changes of items during the period
Provision of reserve for special depreciation		—					—
Reversal of reserve for special depreciation		—					—
Provision of reserve for advanced depreciation of non-current assets		—					—
Reversal of reserve for advanced depreciation of non-current assets		—					—
Provision of reserve for special account for advanced depreciation of non-current assets		—					—
Reversal of reserve for special account for advanced depreciation of non-current assets		—					—
Dividends from surplus		(39,701)					(39,701)
Net income		92,593					92,593
Purchase of treasury stock	(31,105)	(31,105)					(31,105)
Disposal of treasury stock	511	498					498
Retirement of treasury stock	22,218	—					—
Net changes of items other than shareholders’ equity			26	(943)	(916)	698	(217)
Total changes of items during the period	(8,374)	22,286	26	(943)	(916)	698	22,068
Balance at the end of current period	(43,162)	545,321	16,543	(1,030)	15,512	2,834	563,668

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 9, 2012

The Board of Directors
Komatsu Ltd.	KPMG AZSA LLC Tsutomu Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant
Kensuke Sodekawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant
Takaki Okano (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the related notes of Komatsu Ltd. and its subsidiaries as of March 31, 2012 and for the year from April 1, 2011 to March 31, 2012 in accordance with Article 444, Paragraph 4 of the Corporation Act.

Management’s Responsibility for the Consolidated Statutory Report

Management is responsible for the preparation and fair presentation of the consolidated statutory report in accordance with the provision of the second sentence of Article 120-2, Paragraph 1 of the Corporate Accounting Regulations of Japan, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States of America (hereinafter “U.S. GAAP”), and for such internal control as management determines is necessary to enable the preparation of the consolidated statutory report that is free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statutory report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statutory report. The procedures selected and applied depend on our judgement, including the assessment of the risks of material misstatement of the consolidated statutory report, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated statutory report in order to design audit procedures that are appropriate in the circumstances, while the objective of the statutory report audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statutory report referred to above, which omits some disclosure items required under U.S. GAAP in accordance with the provision of second sentence of Article 120-2, Paragraph 1 of the Corporate Accounting Regulations of Japan, presents fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. and its consolidated subsidiaries as of the date and for the period for which the consolidated statutory report was prepared.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Act.

END

[English Translation of the Independent Auditor’s Report Originally Issued in the Japanese Language]

Independent Auditor’s Report

May 7, 2012

The Board of Directors
Komatsu Ltd.	KPMG AZSA LLC Tsutomu Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant
Kensuke Sodekawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant
Takaki Okano (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the related notes, and the supplementary schedules of Komatsu Ltd. as of March 31, 2012 and for the 143rd fiscal year from April 1, 2011 to March 31, 2012, in accordance with Article 436, Paragraph 2, Item 1 of the Corporation Act.

Management’s Responsibility for the Statutory Report and Others

Management is responsible for the preparation and fair presentation of the statutory report and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the statutory report and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the statutory report and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory report and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory report and the supplementary schedules. The procedures selected and applied depend on our judgement, including the assessment of the risks of material misstatement of the statutory report and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the statutory report and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the statutory report audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the statutory report and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opiion

In our opinion, the statutory report and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Komatsu Ltd. as of the date and for the period for which the statutory report and the supplementary schedules were prepared in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Notes to the Reader of Independent Auditor’s Report:

The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report as required by the Corporation Act.

END

[English Translation of the Board of Corporate Auditors’ Report Originally Issued in the Japanese Language]

Board of Corporate Auditors’ Report

Regarding the execution of duties by the Directors for the 143rd Fiscal Year from April 1, 2011 to March 31, 2012, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Corporate Auditor and hereby report as follows:

1.	Auditing Methods Employed by the Corporate Auditors and Board of Corporate Auditors and Details of Such Methods

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Corporate Auditor regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding execution of their duties, and sought explanations as necessary.

Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the Internal Auditing Department and other employees, and made efforts to establish the environment for collecting department information and auditing, and participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding execution of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the head office and principal offices. In addition, concerning the content of the resolution of the Board of Directors concerning the maintenance of the systems necessary to ensure that the execution of duties by the Directors as described in the Business Report complies with laws and regulations and the Articles of Incorporation, and other systems necessary to ensure the properness of operations of a Stock Company stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Ordinance for Enforcement of the Corporation Act of Japan; and concerning the systems that are maintained based on such resolutions (Internal Control Systems): reports were regularly received from Directors and employees and others regarding the status of establishment and operation, and when necessary, explanation was sought and opinions were expressed. With respect to subsidiaries, we communicated and exchanged information with Directors and Corporate Auditors of subsidiaries, and received reports with respect to their business from subsidiaries as necessary. Based on the above methods, we examined the Business Report and supplementary schedules thereof for this fiscal year.

Furthermore, we monitored and verified whether the Accounting Auditor maintained its independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “the System for ensuring that duties are executed properly” (matters set forth in each item of Article 131 of the Corporate Accounting Regulations of Japan) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the above methods, we examined the non-consolidated statutory report (“non-consolidated balance sheet,” “non-consolidated statement of income,” “non-consolidated statement of changes in net assets,” and “notes to non-consolidated statutory report”) and supplementary schedules thereof, and consolidated statutory report (“consolidated balance sheet,” “consolidated statement of income,” “consolidated statement of equity,” and “notes to consolidated statutory report”) for this fiscal year.

2.	Result of Audit

(1)	Results of Audit of Business Report and Other Relevant Documents

1)	We confirm that the Business Report and supplementary schedules thereof fairly represent the Company’s condition in accordance with the related laws and regulations and the Articles of Incorporation.

2)	We have found no significant evidence of wrongful acts or violations of either related laws and regulations, or the Articles of Incorporation with regard to the execution of duties by the Directors.

3)	We confirm that the content of the resolution of the Board of Directors regarding Internal Control Systems is appropriate. In addition, we have found no matters to remark on in regard to the description of the Internal Control System in the Business Report and the execution of duties by the Directors regarding the Internal Control Systems.

(2)	Result of Audit of non-consolidated statutory report and supplementary schedules thereof

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.

(3)	Result of Audit of consolidated statutory report

We confirm that the methods and results of the audit employed by the Accounting Auditor, KPMG AZSA LLC, are proper.

May 14, 2012

The Board of Corporate Auditors

Masaji Kitamura (Seal)

Standing Corporate Auditor

Kyoji Torii (Seal)

Standing Corporate Auditor

Makoto Okitsu (Seal)

Corporate Auditor

Hiroyuki Kamano (Seal)

Corporate Auditor

Kunihiro Matsuo (Seal)

Corporate Auditor

(Note) Corporate Auditors Makoto Okitsu, Hiroyuki Kamano and Kunihiro Matsuo are Outside Corporate Auditors as stipulated in the Corporation Act of Japan.

END

Reference Materials for the General Meeting of Shareholders

Proposed Items to Be Resolved and Reference Information:

Item 1:	Appropriation of Surplus

The Company is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company continues to maintain the policy of redistributing profits by considering consolidated business results to strive to continue stable dividends. Specifically, the Company has set the goal of a consolidated payout ratio of 20% or higher, and maintains the policy of not decreasing dividends, as long as a consolidated payout ratio does not surpass 40%.

For the 143rd fiscal year, the Company proposes to pay a year-end dividend of surplus as follows, in consideration of the Company’s business performance for the fiscal year and future business development.

(1)	Type of the dividend assets

Cash

(2)	Matters concerning allotment and total amount of the dividend assets

JPY 21 per one (1) common share of the Company (an increase of JPY 1 per one (1) common share of the Company over the previous fiscal year)

Total amount of the dividend assets: JPY 20,008,794,918

(3)	Effective date of dividends of surplus

Thursday, June 21, 2012

Accordingly, combined with the interim dividend of JPY 21 per one (1) common share of the Company, the annual dividend will be JPY 42 per one (1) common share of the Company for this fiscal year, an increase of JPY 4 per one (1) common share of the Company over the previous fiscal year. The consolidated payout ratio is 24%.

Item 2:	Election of Ten (10) Directors

The terms of office of all of the ten (10) Directors will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that ten (10) Directors be elected.

The candidates for the positions are as follows:

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)	Number of Shares of the Company Held (shares)
1	Masahiro Sakane (January 7, 1941)	4/1963 Joined the Company 6/1989 Director 6/1994 Managing Director 6/1997 Executive Managing Director 6/1999 Executive Vice President and Representative Director 6/2001 President and Representative Director 6/2003 CEO 6/2007 Chairman of the Board and Representative Director 6/2010 Chairman of the Board (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Outside Director of Nomura Holdings, Inc. Outside Director of Tokyo Electron Limited Outside Director of Asahi Glass Co., Ltd.	109,600
2	Kunio Noji (November 17, 1946)	4/1969 Joined the Company 6/1997 Director 6/1999 Executive Officer 6/2000 Senior Executive Officer 6/2001 Managing Director 4/2003 Director and Senior Executive Officer 6/2007 President and Representative Director, and CEO (current)	80,900
3	Yoshinori Komamura (February 20, 1948)	4/1970 Joined the Company 4/2005 Senior Executive Officer 6/2005 Director 4/2007 Senior Executive Officer 6/2010 Executive Vice President and Representative Director (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Supervising Marketing and Product Support for Construction and Mining Equipment, Forest Machines, Forklift, AHS and Rental & Used Equipment Supervising Human Resources	30,800

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)	Number of Shares of the Company Held (shares)
4	Mamoru Hironaka (September 27, 1950)	4/1974 Joined the Company 6/2001 Executive Officer 4/2007 Senior Executive Officer 4/2009 Senior Executive Officer 4/2010 Executive Vice President and Representative Director of Komatsu Utility Co., Ltd. 4/2011 Senior Executive Officer of the Company (current) 4/2011 President of Utility Equipment Division (current) 6/2011 Director (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Utility Equipment Division	19,800
5	Tetsuji Ohashi (March 23, 1954)	4/1977 Joined the Company 4/2007 Executive Officer 4/2008 Senior Executive Officer 6/2009 Director (current) 4/2012 Senior Executive Officer (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] Supervising Business Planning and Strategy, Production and HANSEI Operation, Information Strategy and Industrial Machinery	21,800
6	Mikio Fujitsuka (March 13, 1955)	4/1977 Joined the Company 4/2005 Executive Officer 4/2010 Senior Executive Officer (current) 4/2011 CFO (current) 6/2011 Director (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] CFO Supervising Investor Relations	18,000
7	Fujitoshi Takamura (December 21, 1954)	4/1977 Joined the Company 4/2006 Executive Officer 4/2010 Senior Executive Officer (current) 4/2010 President of Development Division (current) 6/2011 Director (current) [In Charge at the Company and Important Concurrent Positions Held in Other Organizations] President of Development Division Supervising Research	17,200

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)	Number of Shares of the Company Held (shares)
8	Kensuke Hotta (October 12, 1938)

  4/1962   Joined The Sumitomo Bank, Ltd. (now Sumitomo Mitsui Banking Corporation, hereinafter “the Bank”)

  6/1987   Director of the Bank

10/1990   Managing Director of the Bank

10/1992   Senior Managing Director and Representative Director of the Bank

  6/1997   Deputy President and Representative Director of the Bank

11/2000   Retired from the Bank

  1/2001   Chairman of Morgan Stanley Japan Limited

  4/2006   Chairman and Representative Director of Morgan Stanley Japan Securities Co., Ltd. (now Morgan Stanley MUFG Securities Co., Ltd.)

10/2007   Chairman and Representative Director of Hotta Partners Inc. (current)

12/2007   Senior Advisor of Morgan Stanley Japan Securities Co., Ltd.

  6/2008   Director of the Company (current)

12/2008   Chairman and Representative Director of Greenhill & Co. Japan Ltd. (current)

[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]

Chairman and Representative Director of Greenhill & Co. Japan Ltd.

Chairman and Representative Director of Hotta Partners Inc.

Outside Corporate Auditor of SEIREN CO., LTD.

Outside Director of HIROSE ELECTRIC CO., LTD

			1,000
9	Noriaki Kano (April 29, 1940)	10/1982 Professor at Faculty of Engineering, Tokyo University of Science 6/2006 Professor Emeritus at Tokyo University of Science (current) 6/2008 Director of the Company (current)	17,000

No. of Candidate	Name (Date of Birth)	Career Summary and Position (In Charge at the Company and Important Concurrent Positions Held in Other Organizations)	Number of Shares of the Company Held (shares)
10	Kouichi Ikeda (April 21, 1940)

4/1963      Joined Asahi Breweries, Ltd. (now Asahi Group Holdings, Ltd.)

3/1996      Director of Asahi Breweries, Ltd.

3/1997      Managing Director of Asahi Breweries, Ltd.

3/1999      Senior Managing Director of Asahi Breweries, Ltd.

3/2000      Senior Managing Executive Officer of Asahi Breweries, Ltd.

3/2001      Senior Managing Director and Senior Managing Executive Officer of Asahi Breweries, Ltd.

1/2002      President and COO of Asahi Breweries, Ltd.

3/2006      Chairman of the Board and CEO of Asahi Breweries, Ltd.

3/2010      Corporate Advisor of Asahi Breweries, Ltd.

6/2010      Director of the Company (current)

7/2011      Corporate Advisor of Asahi Group Holdings, Ltd. (current)

[In Charge at the Company and Important Concurrent Positions Held in Other Organizations]

Outside Corporate Auditor of Sumitomo Chemical Company, Limited

Outside Director of Watabe Wedding Corporation

0

Notes:

1.	There are no special interests between the candidates and the Company.
2.	Messrs. Kensuke Hotta, Noriaki Kano and Kouichi Ikeda are candidates for Outside Directors. The Company designated Messrs. Kensuke Hotta, Noriaki Kano and Kouichi Ikeda as Independent Directors and submitted the notification to the Tokyo Stock Exchange and Osaka Securities Exchange in accordance with their regulations and related rules.
3.	Mr. Kensuke Hotta, who is designated as an Independent Director, held the position of Senior Managing Director and Representative Director, and Deputy President and Representative Director at Sumitomo Mitsui Banking Corporation (The Sumitomo Bank, Ltd. at the time), which is one of the main lenders of the Komatsu Group, from October 1992 to November 2000. However, because he retired from the aforementioned bank about eight (8) years before he assumed the position of Outside Director of the Company in June 2008 and because more than ten (10) years have passed since the said retirement, he is unlikely to have a conflict of interest with general investors and is considered as a director who is independent.
4.	Matters regarding candidates for Outside Directors
(1)	Reasons for nomination as candidates for Outside Directors

Name	Reasons for Nomination as Candidates
Kensuke Hotta

Having served as Representative Director of The Sumitomo Bank, Ltd. (name at the time) and having experience as Representative Director of Morgan Stanley Japan Securities Co., Ltd. (name at the time), Mr. Kensuke Hotta has been active internationally in the financial field and has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

Name	Reasons for Nomination as Candidates
Noriaki Kano

Having served as President of the Japanese Society for Quality Control, Dr. Noriaki Kano has been active internationally as a specialist of quality control and has considerable insight and rich experience.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to pursue higher “Quality and Reliability,” the fundamentals of the Company’s management, and enhance corporate value. Therefore, the Company nominates him as a candidate for Outside Director.

The Company judged that although Dr. Noriaki Kano has no experience in participating in the management of other companies directly, he would be able to execute the duties of Outside Director adequately because of the above reasons.

Kouichi Ikeda

Having served as Representative Director of Asahi Breweries, Ltd. (name at the time), Mr. Kouichi Ikeda has considerable insight and rich experience in the business world.

Using this insight and experience, his proposals concerning the overall management of the Company are expected to contribute to sustaining and improving transparency and soundness of management and enhancing corporate governance. Therefore, the Company nominates him as a candidate for Outside Director.

(2)	Outline of facts pertaining to violations of laws and regulations or the Articles of Incorporation or facts of any other unjust acts committed at other companies by candidates for Outside Directors while serving as Director, Executive Officer or Corporate Auditor of said other companies in the past five (5) years, as well as actions taken to prevent occurrences and respond after occurrence while serving as Outside Directors or Corporate Auditors of said other companies

Sekisui Chemical Co., Ltd., where Dr. Noriaki Kano served as Outside Corporate Auditor until June 2009, received a cease and desist order and a payment order for surcharge from the Japan Fair Trade Commission in June 2007 for violation of Article 3 of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade of Japan on the retail prices of polyethylene gas pipes and joints for those pipes.

Dr. Noriaki Kano had been regularly making remarks and promoting awareness about compliance at the Board of Directors of Sekisui Chemical Co., Ltd., mainly from customer-oriented point of view. After the facts came to light, he proposed to create an investigation committee including third parties, as a member of the Board of Corporate Auditors of Sekisui Chemical Co., Ltd. In addition, he has continued to observe the situations based on reports on the implementation of preventative measures and requested explanation as needed.

(3)	When candidates for Outside Directors are currently serving as Outside Director or Corporate Auditor of the Company, the number of years since they took office

Position	Name	Number of Years in Office
Outside Director	Kensuke Hotta	4
Outside Director	Noriaki Kano	4
Outside Director	Kouichi Ikeda	2

Note:	“Number of Years in Office” above shows the time from the day of the General Meeting of Shareholders when such Outside Director was elected for the first time to the close of this Ordinary General Meeting of Shareholders.

(4)	The Company has entered into agreements with Mr. Kensuke Hotta, Dr. Noriaki Kano and Mr. Kouichi Ikeda that limit their liability for damages caused by their dereliction of duty under Article 423, Paragraph 1 of the Corporation Act of Japan, in accordance with Article 427, Paragraph 1 of the same. If their reelections are approved, the Company intends to continue the aforesaid agreements. The maximum liability amount specified in these agreements shall be equivalent to the amount stipulated in the Corporation Act of Japan.

Item 3:	Election of One (1) Corporate Auditor

The term of office of Mr. Masaji Kitamura as Corporate Auditor will expire as of the close of this Ordinary General Meeting of Shareholders.

Accordingly, the Company proposes that One (1) Corporate Auditor be elected.

This item for resolution was reviewed and approved by the Board of Corporate Auditors.

The candidate for the position is as follows:

Name (Date of Birth)	Career Summary and Position (Important Concurrent Positions Held in Other Organizations)	Number of Shares of the Company Held (shares)
	4/1977 Joined the Company
	4/2004 General Manager of Corporate Accounting Department
	9/2006 General Manager of Corporate Controlling Department	14,600
	4/2008 General Manager of Internal Audit Department (current)
Makoto Morimoto (July 18, 1954)

Notes:

1.	Mr. Makoto Morimoto is a new candidate for Corporate Auditor.
2.	There are no special interests between the candidate and the Company.
3.	The Company plans to give Mr. Makoto Morimoto the title of Assistant to Corporate Auditor on June 1, 2012.

Item 4:	Payment of Bonuses for Directors

Under the Company’s remuneration system for Directors*, the Company proposes to pay bonuses within the range of JPY 339 million in total to the ten (10) Directors who were in office as of the end of the 143rd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

The Company requests that the details such as the individual amount and timing of payment to each Director shall be left to the decision of the Board of Directors.

*	As for the remuneration system for Directors, please refer to “Policy regarding the determination of remuneration” (p.22).

Item 5:	Revision of the Amount of Remuneration for Corporate Auditors

It was resolved at the 135th Ordinary General Meeting of Shareholders, held on June 25, 2004, that the maximum amount of remuneration to be paid to Corporate Auditors in total per month shall not exceed JPY 10 million, and this condition remains up until today. However, in accordance with changes in the situation in society and our business environment since that time, the content of the duties of Corporate Auditors has increased both qualitatively and quantitatively and the level of responsibility has become higher.

In order to continue to maintain a remuneration level that is appropriate for the level of responsibility, the Company proposes that the remuneration amount for Corporate Auditors be revised to a maximum of JPY 13.50 million per month.

Assuming that Item 3 is approved as the original proposal, the number of Corporate Auditors will be five (5).

Item 6:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company

The Company asks for the shareholders’ approval to give the Company’s Board of Directors the authority to issue Stock Acquisition Rights as “stock-based remuneration” to employees of the Company and Directors of Major Subsidiaries of the Company in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act of Japan.

1.	Reasons for Issuing the Stock Acquisition Rights on Preferential Terms and Conditions

The Company would like to grant Stock Acquisition Rights to employees of the Company and to the Directors of major subsidiaries of the Company without consideration not only for the purposes of raising their morale and their motivation to contribute to the improvement of the consolidated performance of the Company, but also for the purpose of clarifying their incentive to enhance the long-term corporate value of the Company by fostering the same perspective on corporate value with the shareholders. The number of Stock Acquisition Rights to be granted without consideration shall be determined based on the Company’s consolidated performance with the same payment criteria of the “stock-based remuneration” as the Directors of the Company.

2.	The Features and the Maximum Number of the Stock Acquisition Rights that the Board of Directors Can Decide to Issue under the Authority Granted by a Resolution at this Ordinary General Meeting of Shareholders

(1)	The maximum number of the Stock Acquisition Rights for which the terms and conditions of the issuance can be determined based on the authority granted by this Ordinary General Meeting of Shareholders

The maximum number of Stock Acquisition Rights to be issued under the conditions described in ‘2.(3)’ below shall be 2,555 units.

The maximum number of common stock to be issued upon the exercise of the Stock Acquisition Rights shall be 255,500 shares, and if the Number of Shares Granted (defined below) subject to Stock Acquisition Rights is adjusted as provided for in ‘2.(3)’ below, the maximum number of common stock to be issued shall be the number obtained by multiplying the above mentioned maximum number of the Stock Acquisition Rights by the adjusted number of shares in connection with the Stock Acquisition Rights.

(2)	The Company may issue Stock Acquisition Rights in question without consideration.

(3)	The features of the Stock Acquisition Rights to be issued on the basis of the authority granted by this Ordinary General Meeting of Shareholders

1) Type and number of shares to be issued upon the exercise of Stock Acquisition Rights

The shares to be issued for the Stock Acquisition Rights shall be common stock, and the number of shares subject to one (1) Stock Acquisition Right (hereinafter “Number of Shares Granted”) shall be 100 shares. However, after the resolution date of this Item (hereinafter “Resolution Date”), if the Company effects stock split of its common stock (including allotment of common stock to shareholders without consideration; the same applies hereinafter) or effects a stock consolidation, the Number of Shares Granted subject to one (1) Stock Acquisition Right shall be adjusted proportionately, in accordance with the ratio of the stock split or the stock consolidation in question. Also, if it is necessary to adjust the Number of Shares Granted after the Resolution Date for reasons other than the aforementioned reasons, the Company shall adjust the Number of Shares Granted in connection with the aforementioned Stock Acquisition Rights to the extent reasonable.

Fractions of less than one (1) share resulting from the foregoing adjustment shall be rounded down.

2) Amount of assets to be paid upon exercise of the Stock Acquisition Rights

The amount of assets to be paid upon exercise of the Stock Acquisition Rights shall be JPY one (1) per each one (1) share to be transferred upon exercise of the Stock Acquisition Rights, multiplied by the Number of Shares Granted.

3)	Exercise period for the Stock Acquisition Rights

From August 1, 2015 to July 31, 2020

4)	Matters concerning the increase in paid-in capital and capital surplus in the event of issuance of shares upon the exercise of the Stock Acquisition Rights

i.	The amount of paid-in capital increase in the event of the issuance of shares upon the exercise of the Stock Acquisition Rights shall be one half of the maximum amount of capital increase, calculated in accordance with Article 17, Paragraph 1 of the Corporate Accounting Regulations of Japan. Fractions less than one (1) yen resulting from the calculation shall be rounded up.

ii.	An increase in the capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights shall be the amount obtained by subtracting the amount of the paid-in capital increase from the maximum amount of the capital increase, as set forth in ‘4) i’ above.

5)	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the resolution of the Board of Directors of the Company.

6)	Provisions pertaining to acquisition of the Stock Acquisition Rights by the Company

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition by the Company.

7)	Conditions for exercising the Stock Acquisition Rights

If a holder of Stock Acquisition Rights who is a Director, Corporate Auditor or employee of the Company, or a Director, Corporate Auditor or employee of an affiliate of the Company, loses his or her all respective status set above, that person is able to exercise the Stock Acquisition Rights only within three (3) year period from the date they lost such position; provided, however, that the period shall not exceed the original exercise period for the Stock Acquisition Rights described at ‘3)’ above, and the other terms and conditions concerning the exercise of Stock Acquisition Rights shall be decided by the Board of Directors of the Company.

8)	In the event where the Company engages in any merger (limited to a case where the Company ceases to exist as the result of the merger), a corporate split in which a division of the Company is merged into an existing company, a corporate split in which a division of the Company is spun off to establish a new company (for both, limited to cases where the Company is split up), or an exchange or transfer of shares (for both, limited to cases where the Company becomes a fully-owned subsidiary) (hereinafter collectively “Restructuring Actions”), each person holding the remaining Stock Acquisition Rights at the time the Restructuring Actions take effect (hereinafter “Remaining Stock Acquisition Rights”) shall be granted the Stock Acquisition Rights of the relevant stock companies prescribed in Article 236, Paragraph 1, Item 8, (a) through (e) of the Corporation Act of Japan (hereinafter “Reorganized Company”), in accordance with the conditions set forth below. In this event, the Remaining Stock Acquisition Rights shall become null and void and new Stock Acquisition Rights in the Reorganized Company shall be issued. However, the new Stock Acquisition Rights shall be granted only if provisions for granting them in accordance with the following conditions (i–viii) are included as conditions in a merger agreement (in which the Company is merged into a Reorganized Company or a Reorganized Company is established as the result of the merger), a corporate split agreement (in which a division of the Company is merged into a Reorganized Company), a plan for a corporate split (in which a division of the Company is spun off to establish a Reorganized Company), and a share exchange agreement or a plan for transfer of shares (in both of which the Company becomes a fully-owned subsidiary of a Reorganized Company).

i.	Number of the Stock Acquisition Rights of a Reorganized Company to be granted

At the time the Restructuring Actions take effect, each holder of the Remaining Stock Acquisition Rights shall be granted the Stock Acquisition Rights of which the number is equivalent to the number of such Rights held at the Reorganized Company.

ii.	Type of shares of the Reorganized Company to be issued for the Stock Acquisition Rights

Type of shares subject to the Stock Acquisition Rights shall be common stock of the Reorganized Company.

iii.	Number of shares of the Reorganized Company to be issued upon exercise of the Stock Acquisition Rights

The number of shares shall be determined in accordance with ‘1)’ above, after taking into consideration the conditions or other factors concerning the Restructuring Actions.

iv.	Amount of assets to be paid upon the exercise of the Stock Acquisition Rights

The amount of assets to be paid upon the exercise of newly granted Stock Acquisition Rights shall be the amount obtained by multiplying JPY one (1) per each one (1) share, by the number of shares to be issued for each acquisition right as determined in ‘8) iii’ above.

v.	Exercise period for the Stock Acquisition Rights

The exercise period shall begin on either the first date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above, or on the date that the Restructuring Actions take effect, whichever comes later, and shall continue to the final date of the exercise period for the Stock Acquisition Rights stipulated in ‘3)’ above.

vi.	Increase in paid-in capital and capital surplus in the event of the issuance of shares upon exercise of the Stock Acquisition Rights

Such increases shall be determined based on ‘4)’ above.

vii.	Restriction on Acquisition of the Stock Acquisition Rights by Transfer

Acquisition of the Stock Acquisition Rights by transfer shall be required to be approved by the Reorganized Company.

viii.	Provisions pertaining to acquisition of the Stock Acquisition Rights

The Stock Acquisition Rights do not contain the provisions pertaining to the acquisition of the Stock Acquisition Rights.

9)	In case where the number of shares to be issued or transferred to the holders of the Stock Acquisition Rights includes any fraction less than one (1) share, such fraction shall be rounded down.

(4)	Delegation of authority to make decisions regarding the issuance of the Stock Acquisition Rights and related matters

In addition to the above provisions, decisions regarding the issuance of the Stock Acquisition Rights and all the relevant details shall be decided by the Board of Directors of the Company which shall be held separately.

End

Shareholders Are Invited to an Exhibition Following the General Meeting of Shareholders

The Komatsu Group is working on the development of various technologies and products in each area of its business operations. We are also conducting activities to proactively contribute to society as a member of society. After this General Meeting of Shareholders, an exhibition shall be held to provide shareholders with a better idea of these aspects of the Komatsu Group. We would be grateful if you would visit this exhibition.

Main Exhibits

1. Showcase of Environmentally Compliant Products

- Engines compliant with new emission regulations and the construction/mining equipment using them Hydraulic excavators*, wheel loaders*, and articulated dump trucks*
- HST-driven forklift trucks*
- Hybrid hydraulic excavators
- Reman business and more

2. Showcase of Leading-Edge Technology

- Demonstration of KOMTRAX
- Forestry equipment*
- Mining equipment
- Technology for generating electricity from waste heat (thermoelectric generation) and more

3. Showcase of Activities to Contribute to Society

- CSR activities (assistance for earthquake disaster reconstruction, holding of science classes, and more)
- Anti-personnel landmine removal projects
- The activities of the Komatsu Women's Judo Team (A presentation of judo techniques is planned)
- The activities of Flower Association of Japan
- Environmental conservation projects and more

- Entry to the exhibition will be limited to shareholders who attend the 143rd Ordinary General Meeting of Shareholders in person.
- The equipment marked with an asterisk (*) will be exhibited.
- There is a possibility that the actual exhibits on the day may be different from the exhibits described above.

KOMATSU

Last year, equipment such as the hybrid hydraulic excavator was exhibited.